[redacted]

Fax

08001630

LIBERTY
INTERNATIONAL

Direct Line: 020 7960 1236
Direct Fax: 020 7887 0001

To:	Securities and Exchange Commission	**Fax (to):**	001 202 772 9207
From:	Ruth Pavey	**Date:**	
Subject:	Liberty International PLC Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934 File No. 82-34722		

To:

Attn: SEC Release

Fax: +12027729207

Date: 01.04.2008

From: Liberty International PLC

Headline: Annual Information Update

SUPPL

RECEIVED
2008 APR -2 A 9:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PROCESSED
APR 04 2008
THOMSON FINANCIAL

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the attached document.

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Kerin Williams on +44 (0) 20 7887 7108 or Ruth Pavey on +44 (0) 20 7960 1236.

4/2

Annual Information Update

Liberty International PLC

Annual Information Update - 12 Months to 1 April 2008

In accordance with Prospectus Rule 5.2 the following information has been published or made available to the public over the previous 12 months.

In accordance with Article 27(3) of the Prospectus Directive Regulation, it is acknowledged that whilst the information referred to below was up to date at the time of publication, such disclosures may, at any time, become out of date due to changing circumstances.

1) Announcements made via a Regulatory Information Service:

Date of Publication	Regulatory Headline	Via
26/03/2007	Director/PDMR Shareholding	PRN
29/03/2007	Re Joint Venture	RNS
29/03/2007	£460m Central London JV (Released by Great Portland Estates re Great Capital Partnership)	RNS
04/04/2007	Director/PDMR Shareholding	PRN
11/04/2007	Director/PDMR Shareholding	PRN
12/04/2007	Director/PDMR Shareholding	PRN
12/04/2007	Director/PDMR Shareholding	PRN
19/04/2007	Holding(s) in company	PRN
20/04/2007	AGM Statement	PRN
20/04/2007	Result of AGM	PRN
24/04/2007	Exchange Rate for Dividend	PRN
30/04/2007	Notification of Quarterly Report	PRN
01/05/2007	First Quarterly Statement	RNS
04/05/2007	Director/PDMR Shareholding	PRN
14/05/2007	Director/PDMR Shareholding	PRN
17/05/2007	Director/PDMR Shareholding	PRN

30/05/2007	Holding(s) in company	PRN
05/06/2007	Director/PDMR Shareholding	PRN
11/06/2007	Site visit by South African investors & analysts	PRN
25/06/2007	Director/PDMR Shareholding	PRN
02/07/2007	Re Joint Venture	PRN
17/07/2007	Blocklisting - Interim Review	PRN
18/07/2007	Notice of Results	PRN
18/07/2007	Acquisitions (Released by Great Portland Estates re Great Capital Partnership)	RNS
26/07/2007	Interim Results	RNS
30/07/2007	Director/PDMR Shareholding	PRN
02/08/2007	Exchange Rate for 2007 interim dividend	PRN
02/08/2007	Director Declaration	PRN
02/08/2007	Transaction in Own Shares	RNS
03/08/2007	Transaction in Own Shares	RNS
06/08/2007	Transaction in Own Shares	PRN
08/08/2007	Holding(s) in company	PRN
09/08/2007	Director/PDMR Shareholding	PRN
20/08/2007	Director/PDMR Shareholding	PRN
20/08/2007	Holding(s) in company	PRN
23/08/2007	Director/PDMR Shareholding	PRN
31/08/2007	Total Voting Rights	PRN
05/09/2007	Director/PDMR Shareholding	PRN
05/09/2007	Holding(s) in company	PRN
18/09/2007	Holding(s), in company	PRN
26/09/2007	Director/PDMR Shareholding	PRN
28/09/2007	Director/PDMR Shareholding	PRN
28/09/2007	Director/PDMR Shareholding	PRN
01/10/2007	Director Declaration	PRN
02/10/2007	Holding(s) in company	PRN

04/10/2007	Director/PDMR Shareholding	HUG
05/10/2007	Holding(s) in company	HUG
30/10/2007	Notification of Quarterly Report	HUG
06/11/2007	3rd Quarter Results	RNS
30/11/2007	Director/PDMR Shareholding	HUG
04/12/2007	Holding(s) in company	PRN
14/12/2007	Director/PDMR Shareholding	HUG
21/12/2007	Director/PDMR Shareholding	HUG
28/01/2008	Notice of Results	HUG
11/02/2008	Block Listing - Interim Review	HUG
13/02/2008	Final Results	RNS
19/02/2008	Director/PDMR Shareholding	HUG
29/02/2008	Director/PDMR Shareholding	HUG
06/03/2008	Change of Finance Director	HUG
11/03/2008	Director/PDMR Shareholding	HUG
12/03/2008	Director/PDMR Shareholding	HUG
17/03/2008	Annual report & accounts, Notice of AGM, proposed changes to Articles of Association and changes to Board	HUG
25/03/2008	GCP Financing (Released by Great Portland Estates re Great Capital Partnership)	RNS

Copies of Announcements made via a Regulatory Information Service can be obtained from the company's website www.liberty-international.co.uk

The Company has a secondary listing on the JSE Securities Exchange (JSE) and the Company's ADRs are listed on the US Securities and Exchange Commission ("SEC"). Copies of announcements made via a Regulatory Information Service were also submitted to the JSE and SEC. Details of these filings can be obtained from the JSE's website www.jse.co.za and the SEC's website www.sec.gov.

2) Documents filed at Companies House:

Date Filed	Item	Brief Description of Document(s) Filed
01/05/2007	RES13	Adopt Articles of Association and

.		Authority to purchase own shares
10/05/2007	AA	Group of Company Accounts made up to 31/12/2006
06/09/2007	169(1B)	Purchase by Company of its own shares for holding in Treasury
18/09/2007	288c	Directors' Particulars changed
11/01/2008	363a	Annual Return
20/02/2008	288c	Directors' Particulars changed

Copies of documents filed at Companies House can be obtained from Companies House, Crown Way, Cardiff, CF14 3UZ.

3) Documents filed at the Companies and Intellectual Property Registration Office, South Africa (CIPRO):

Date Filed	Item	Brief Description of Document(s) Filed
10/05/2007	CM34	Annual Accounts for the year ended 31/12/2006
17/05/2007	CM39	Alteration to Articles of Association
17/05/2007	CM39	Alteration to Articles of Association
07/09/2007	Annual Return	Annual Return for the Period 2007/06

Copies of documents filed at CIPRO can be obtained from The Company Secretary, Liberty International PLC, 40 Broadway, London, SW1H 0BT.

4) Documents published by the Company and sent to holders of the Company's securities:

Date of Publication	Brief Description of Document(s)
26/07/2007	Interim Report for the half year to 30 June 2007
01/08/2007	Letter to shareholders on the South African Register regarding the 2007 Interim Dividend
17/03/2008	Notice of Annual General Meeting

17/03/2008	Annual Accounts for the year ended 31/12/2007

Copies of these documents can be obtained from the company's website www.liberty-international.co.uk or from the Company Secretary at the above address.

Further enquiries:

Ruth Pavey
Assistant Company Secretary
1 April 2008

020 7887 7108

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Fax

LIBERTY INTERNATIONAL

Direct Line. 020 7960 1236
Direct Fax:020 7887 0001

To:	Securities and Exchange Commission	**Fax (to):**	001 202 772 9207
From:	Ruth Pavey	**Date:**	
Subject:	Liberty International PLC Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934 File No. 82-34722		

To:

Attn: SEC Release

Fax: +12027729207

Date: 01.04.2008

From: Liberty International PLC

Headline: Director/PDMR Shareholding

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the attached document.

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Kerin Williams on +44 (0) 20 7887 7108 or Ruth Pavey on +44 (0) 20 7960 1236.

Director/PDMR Shareholding

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1. Name of the issuer

LIBERTY INTERNATIONAL PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

NOTIFICATION IN ACCORDANCE WITH (i)

3. Name of person discharging managerial responsibilities I director

SIR ROBERT FINCH

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

DIRECTOR NAMED IN 3

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest1

BENEFICIAL INTEREST OF SIR ROBERT FINCH

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 50P

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

RATHBONE NOMINEES LIMITED

8. State the nature of the transaction

PURCHASE OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

1,000

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.0003%

11. Number of shares, debentures or financial instruments relating to

12. Percentage of issued class disposed (treasury shares of that class should not be taken into

	shares disposed N/A		account when calculating percentage) N/A
13.	Price per share or value of transaction 961p	14.	Date and place of transaction 31 March 2008
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 20,712 (0.006%)	16.	Date issuer informed of transaction 31 March 2008
17.	Any additional information This purchase forms part of Sir Robert's contractual arrangements whereby he is entitled to receive, each quarter, such additional remuneration that will purchase 1,000 Liberty International ordinary shares.	18.	Name of contact and telephone number for queries RUTH PAVEY 020 7887 7108

Name and signature of duly authorised officer of issuer responsible for making notification

RUTH PAVEY

Date of notification

1 APRIL 2008

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Fax

LIBERTY INTERNATIONAL

Direct Line: 020 7960 1236
Direct Fax:020 7887 0001

To:	Securities and Exchange Commission	**Fax (to):**	001 202 772 9207
From:	Ruth Pavey	**Date:**	
Subject:	Liberty International PLC Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934 File No. 82-34722		

To:

Attn: SEC Release

Fax: +12027729207

Date: 01.04.2008

From: Liberty International PLC

Headline: Director/PDMR Shareholding

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the attached document.

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Kerin Williams on +44 (0) 20 7887 7108 or Ruth Pavey on +44 (0) 20 7960 1236.

Director/PDMR Shareholding

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1. Name of the issuer

LIBERTY INTERNATIONAL PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

NOTIFICATION IN ACCORDANCE WITH (i)

3. Name of person discharging managerial responsibilities I director

RICHARD MALCOLM CABLE

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

DIRECTOR NAMED IN 3 AND WIFE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest1

BENEFICIAL INTEREST OF RICHARD CABLE AND SHEENA CABLE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 50P

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

NATWEST BROKER ACCOUNT

8. State the nature of the transaction

SALE OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

N/A

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

10,000

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

0.003%

13. Price per share or value of transaction

958p

14. Date and place of transaction

31 March 2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

16,464 (0.005%)

16. Date issuer informed of transaction

31 March 2008

17. Any additional information

18. Name of contact and telephone number for queries

RUTH PAVEY
020 7887 7108

Name and signature of duly authorised officer of issuer responsible for making notification

RUTH PAVEY

Date of notification

1 APRIL 2008

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END